Emmis Communications Corporation

One Emmis Plaza

40 Monument Circle, Suite 700

Indianapolis, Indiana 46204

Tel. (317) 266-0100

Fax (317) 631-3750

March 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3720

100 F St. NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Emmis Communications Corporation

Form 10-K for the Fiscal Year Ended February 28, 2011, Filed May 10, 2011, and

Form 10-Q for the Nine-Months Ended November 30, 2011, Filed January 12, 2012

File No. 000-23264

Dear Mr. Spirgel:

I am writing in response to the comments of the Staff contained in the Staff’s letter to Jeffrey H. Smulyan, Chief Executive Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated February 17, 2012 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q and, in particular, as a follow-up to the conversations with members of the Staff via teleconference on March 14, 2012 and March 16, 2012.

With respect to our response to Comment #3 of the Staff’s letter dated February 17, 2012, the Staff verbally requested that we respond to the following additional comments:

•	Are the accumulated unpaid preferred stock dividends a liability of Emmis?

•	In response to Comment 3, you conclude that the preferred stock becoming redeemable is not probable of occurring. Please explain and cite any applicable accounting literature in your response.

Response to Verbal Comment #1:

Our Series A cumulative convertible preferred stock dividends accrue at a rate of 6.25%. We last paid this quarterly dividend on October 15, 2008. As of January 15, 2012, accumulated and unpaid dividends totaled $11.17 per share of preferred stock. Failure to pay the dividend is not a default under the terms of the preferred stock. However, since dividends have remained unpaid for more than six quarters, the holders of preferred stock are entitled to elect two persons to our board of directors, which is the sole remedy available to the preferred stock holders. While the unpaid dividends increase the redemption value of the preferred stock in the event of liquidation or in the event that we are required to redeem the preferred stock in the scenario discussed below, they can compound for perpetuity without harming the going concern of the Company. Thus, the unpaid preferred stock dividends do not represent a liability.

The preferred stock is not mandatorily redeemable. We may be compelled to redeem our preferred shares only upon the occurrence of one situation, described below, which we have concluded is outside of our control. If Mr. Jeffrey H. Smulyan, our Chairman and CEO, participates in a going private transaction (independently or through his affiliates), the holders of our preferred stock are able to redeem their shares for the liquidation preference (plus any unpaid dividends) one year later.

In determining the appropriate accounting for our preferred stock and related dividends, the Company considered ASR 268 and ASC 480-10-S99-3A. The Company concluded that our preferred stock is subject to ASR 268 because the scenario described above is outside the control of the Company. However, the Company concluded, at the time that it ceased paying dividends, that the probability of such an event occurring was remote. The Company reassesses this probability at each reporting period and continues to believe that the probability of such an event occurring is remote. Mr. Smulyan has twice attempted to participate in a going private transaction while the preferred stock has been outstanding. In the first attempt, there were no unpaid dividends and the preferred shares were to be redeemed at par. In the second attempt, which was the summer of 2010, a condition of the offer from Mr. Smulyan was that at least 66 2/3% of the preferred stock holders agree to amend the terms of the preferred stock to remove the redemption provision. The preferred stock holders were offered less than $50 per share and none of the unpaid dividends would have been paid. Both of Mr. Smulyan’s attempts to take the Company private were abandoned. If Mr. Smulyan were to attempt another going private transaction, it is highly unlikely that such transaction would be structured in a manner that cause the preferred stock to be redeemable given the substantial discount from liquidation preference at which the preferred stock is currently trading. Thus, we continue to believe that such an event is not probable of occurring.

ASC 480-10-S99-3A, paragraph 15, indicates that subsequent adjustment of the amount carried in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. Because, as discussed above, we concluded it was not probable that our preferred stock would become redeemable, we ceased accruing unpaid dividends in late 2008 after we stopped declaring such dividends. We have disclosed these accumulated unpaid dividends in our quarterly and annual reports for each period since that time. Furthermore, since the dividends are cumulative, income available to common holders was reduced for the purposes of calculating earnings per share.

With respect to our response to Comment #4 of the Staff’s letter dated February 17, 2012, the Staff verbally requested that we expand upon the following three conclusions arrived at in our determination of the appropriate accounting for the preferred stock transactions.

1)	We concluded, per review of the definition of a derivative in ASC 815-10-15-83, that the preferred shares do not represent a derivative when assessed for accounting purposes in their entirety with the TRS and Voting Agreement,

2)	We concluded, per review of the definition of a derivative in ASC 815-10-15-83, that the TRS deemed to be embedded for accounting purposes in the preferred shares did meet the definition of a derivative, and

3)	We concluded, per review of the conditions in ASC 815-10-15-74, that the TRS deemed to be embedded for accounting purposes in the preferred shares met the scope exception from ASC 815 and qualified for equity classification.

Response to Verbal Comment #2:

We acknowledge that these transactions were unique given both the business and economic objectives. They do not easily lend themselves to the traditional accounting analysis of an instrument as a derivative or deemed to be embedded for accounting purposes.

An expanded analysis of these conclusions follows:

1)	ASC 815-10-15-83(b) notes that a derivative instrument “…requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.” We concluded that this criterion is not met with respect to the preferred shares in their entirety because the consideration paid to the counterparty of the TRS and voting agreement constituted the initial investment for the preferred shares that were deemed to be modified for accounting purposes by the embedded TRS and voting agreement. This view is consistent with general practice that assumes any proceeds exchanged at the inception of a share or debt instrument represents the initial investment of that share or debt instrument and not its included features.

2)	After concluding that the preferred shares do not represent a derivative when assessed for accounting purposes in their entirety with the TRS and voting agreement, the Company then analyzed the bifurcation criteria described in ASC 815-15-25-1, pursuant to which the TRS could be required to be separately valued from the preferred stock on the Company’s financial statements. For purposes of this analysis, the Company focused on condition (c), which requires the evaluation of the TRS to determine whether, as a separate instrument, it would meet the definition of a derivative pursuant to ASC 815-10-15.

While we acknowledged that, due to the uniqueness of the transactions, there may be views supporting that the TRS deemed to be embedded for accounting purposes is not a derivative (in which case the conclusion of no bifurcation is consistent with the Company’s conclusion), we concluded that the TRS meets the definition of a derivative in ASC 815-10-15-83 as it could be viewed to contain a notional (number of preferred shares), an underlying (the price of the preferred shares), no initial net investment and is net settleable as upon settlement the Company pays no consideration, receives the preferred shares which are currently publicly traded.

3)	We next evaluated the TRS as to whether it qualifies for the scope exception from the requirements of ASC 815 by virtue of ASC 815-10-15-74, which notes:

Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a.	Contracts issued or held by that reporting entity that are both:

1.	Indexed to its own stock

2.	Classified in stockholders’ equity in its statement of financial position.

To further consider whether the instrument is indexed to the Company’s own stock, we considered 815-40-15-7, which establishes a two-step approach to answering the question of whether the contract is indexed to the Company’s own stock.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

Step 2: Evaluate the instrument’s settlement provisions.

With respect to the first step, there are no contingent exercise provisions in the TRS that reference an observable market or index, let alone an observable market or index other than the Company’s stock. Secondly, there are no settlement provisions that would result in settlement for a number of shares that differs from the exact number set forth in the agreement upon execution. As a result, we concluded that the instruments qualify as “indexed to its own stock” and thus the first part of the paragraph 74(a) exception is met.

The second part of the ASC 815 scope exception noted above (Whether the feature would be classified in equity if freestanding) is addressed as follows in ASC 815-40-25-4:

Accordingly, unless the economic substance indicates otherwise:

a. Contracts shall be initially classified as either assets or liabilities in both of the following situations:

1. Contracts that require net cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the entity)

2. Contracts that give the counterparty a choice of net cash settlement or settlement in shares (physical settlement or net share settlement).

b. Contracts shall be initially classified as equity in both of the following situations:

1. Contracts that require physical settlement or net share settlement

2. Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.

The TRS does not require or permit net cash settlement in any scenario. The only cash that will ever transfer in settlement of the TRS pursuant to these agreements transferred when the TRS first came into existence. In effect, the contract qualifies under paragraph (b)(1) above in that share settlement is the only possible settlement scenario. Nevertheless, we have considered paragraph (b)(2) above to ensure that, while net cash settlement is not permitted or even contemplated in the circumstances, such criteria would be met.

1. The contract permits the company to settle in unregistered shares.	Not applicable. Termination of the total return swap simply results in outright transfer of the already identified and escrowed shares to Emmis. No other shares can be substituted, nor can either party transfer or dispose of the already-identified shares in any way other than as contemplated in the TRS.

2.      The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Yes. The Company will never be issuing any additional shares under the TRS. See above. The exact shares are already irrevocably segregated for settlement, precluded from transfer, and that number cannot change.

3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	Yes, the exact shares are specified and cannot change.

4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There are no such payments required.

5.      There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There are no cash settled “top-off” or “make-whole” provisions.

6. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no net-cash settlement provisions.

7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

8. There is no requirement in the contract to post collateral at any point or for any reason.	There is no requirement for the Company to post collateral. The counterparty posted its shares pursuant to the TRS as collateral.

9.      An event that causes a change in control of an entity is not within the entity’s control and, therefore, if a contract requires net cash settlement upon a change in control, the contract generally must be classified as an asset or a liability.

Net cash settlement is not required in the event of a change in control.

10.    However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that circumstance, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract.

It is possible that the legal owner of the preferred shares receives cash in the event of a change-in-control, but the legal owner must immediately return the cash received to the Company under the terms of the TRS. Thus, the legal owner of the shares has no right to retain any consideration it may receive.

11.    If, instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt).

There are no monetary settlement scenarios. See above. Gross settlement in the form of termination of the TRS is the only settlement mechanism.

12.    In the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net cash settlement in the event of nationalization does not preclude equity classification of the contract.

There are no monetary settlement scenarios. See above. Gross settlement in the form of termination of the TRS is the only settlement mechanism.

Given the foregoing, we concluded that the TRS meets the scope exception from ASC 815 and would qualify for equity classification. Therefore, the TRS is not required to be valued separately from the preferred shares on the Company’s financial statements, and no further accounting for the TRS is necessary.

As an alternative to the discussion above for items (1) and (2), an analysis from a different perspective would question whether the preferred shares that were deemed to be modified for accounting purposes by the embedded TRS and voting agreements were truly net settleable. For these shares, there are no more future cash or value flows at all. The counterparty of these preferred shares no longer will receive dividends and has no rights to distributions upon redemption. Any such cash flows would be immediately round-tripped back to the Company, and therefore there are no true net settlements. (If one did view that as a net settlement of zero – a perfect offset of the legal outflow and legal inflow – then the fair value of that derivative or deemed to be embedded for accounting purposes feature would by definition be zero also.) The instrument cannot be transferred and thus is net settleable neither through a market mechanism nor as a readily-convertible-to-cash instrument. The same theory would hold true in evaluating the TRS as a deemed to be embedded for accounting purposes feature in a hybrid instrument.

In the final analysis, we were challenged to account for an instrument that was still legally outstanding, yet had no further economics to the holder and could not be transferred to anyone else but the Company. With no more value flows related to the instrument, either it was (a) not a derivative (through either of the analyses above) or (b) a derivative with a fair value of zero. Given an initial instrument outstanding with a book value and the execution of a transaction resulting in an instrument in legal form only with no further cash flows of any kind, we believe that extinguishment accounting was the appropriate model, providing transparent and representationally faithful presentation of the economics.

Additionally, per your request, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (317) 684-6535.

Sincerely,

/s/ Patrick M. Walsh
Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Chief Operating Officer